Filed pursuant to Rule 253(g)(2)

File No. 024-11416

SUPPLEMENT NO. 2 DATED JULY 20, 2023

TO OFFERING CIRCULAR DATED NOVEMBER 10, 2022

STARTENGINE COLLECTIBLES FUND I LLC

4100 WEST ALAMEDA  AVENUE, SUITE 300

BURBANK, CALIFORNIA 91505

1-800-317-2200

www.startengine.com

EXPLANATORY NOTE

This Supplement No.2 to the Offering Circular should be read in conjunction with the following documents:

•	Supplement No. 1 found HERE.
•	The Offering Circular dated November 10, 2022, which can be found HERE.
•	Additional information about the Company is available in its 2022 Annual Report filed on Form 1-SA, which can be found HERE and is hereby incorporated by reference herein.

The series listed below were terminated. No sales were made.

•	Series Wine #2000EGCL
•	Series Wine #2020LEPIN
•	Series Wine #2015ROMANEE
•	Series Wine #2011CRIOTS
•	Series Art #INDIANALOVE
•	Series Art #HIRSTDOTS
•	Series Sports #JACKIEROOKIE
•	Series Wine #2000EGLC
•	Series Art #LICHTENSTEINSWEET
•	Series Art #INDIANALOVE
•	Series Art #HIRSTDOTS
•	Series Sports #JACKIEROOKIE

The following series offering table reflects the current status of the offerings, including reflecting those that have closed and/or been extended.

SERIES OFFERING TABLE, Page 10

SERIES OFFERING TABLE

The table below shows key information related to the offering of each series. Please also refer to “The Underlying Assets” and “Use of Proceeds” for further details.

Series Name	Underlying Asset(s)	Offering Price per Share	Offering Size	Minimum / Maximum / Membership Interests Outstanding(2)	Minimum Subscription Amount	Initial Qualification Date(3)	Opening Date (4)	Closing Date	Status
Series Wine #2020PAVIE	Chateau Pavie 2020 Saint Emilion, 1er Grand Cru Classé 'A' (60 Bottles) (1)	$10.00	$22,990.00	2,299	$500	09/01/2021	09/01/2021	11/10/2021	Closed
Series Wine #2020CHBL	Chateau Cheval Blanc 2020 Saint Emilion 1er Grand Cru Classé 'A' (18 Bottles) (1)	$10.00	$11,580.00	1,158	$500	09/01//2021	09/01//2021	11/10/2021	Closed
Series Wine #2020AUSO	Chateau Ausone 2020 Saint Emilion 1er Grand Cru Classé 'A' (36 Bottles) (1)	$10.00	$29,310.00	2,931	$500	09/01/2021	09/01/2021	11/10/2021	Closed
Series Wine #2020ANGE	Chateau Angelus Saint Emilion, 1er Grand Cru, Classé 'A' (36 Bottles) (1)	$10.00	$15,270.00	1,527	$500	09/01/2021	09/01/2021	11/10/2021	Closed
Series Wine #2020CERT	Vieux Chateau Certan 2020 Pomerol (30 Bottles)(1)	$10.00	$11,500.00	1,150	$500	09/01/2021	09/01/2021	11/10/2021	Closed
Series Wine #2005LPIN	Le Pin, Pomerol 2005 (12 Bottles)(1)	$10.00	$58,530.00	5,853	$500	11/23/2021	11/23/2021	6.23.23	Closed
Series Wine #2015HBRI	château Haut-Brion Premier Cru Classe, Pessac-Leognan 2015 (60 bottles)(1)	$10.00	$41,380.00	4,138	$500	11/23/2021	11/23/2021	9/30/2022	Closed
Series Wine #2000EGLC	Chateau L'Eglise-Clinet, Pomerol 2000 (96 bottles)(1)	$10.00	$52,430.00	5,243/5,243	$500	11/23/2021	11/23/2021	**	Open
Series Wine #2016CHAM	Domaine Georges Roumier, Chambolle-Musigny Premier Cru, Les Amoureuses (1 bottle)(1)	$10.00	$5,160.00	516	$500	11/23/2021	11/23/2021	4/21/22	Closed
Series Wine #2016BONMA	Domaine Georges Roumier, Bonnes Mares Grand Cru 2016 (12 bottles)(1)	$10.00	$28,970.00	2,897	$500	11/23/2021	11/23/2021	9/30/2022	Closed
Series Wine #2016MUSIG	Domaine Georges Roumier, Musigny Grand Cru 2016 (1 bottle)(1)	$10.00	$21,230.00	2,123	$500	11/23/2021	11/23/2021	9/30/2022	Closed
Series Wine #2009PETRUS	Chateau Petrus 2009 (12 bottles)(1)	$10.00	$59,360.00	5,936	$500	11/23/2021	11/23/2021	12/5/2022	Closed
Series Wine #2010PETRUS	Chateau Petrus 2010 (12 bottles)(1)	$10.00	$59,530.00	5,953	$500	11/23/2021	11/23/2021	8/5/2022	Closed
Series Art #WARHOLMARILYN	Andy Warhol, Marilyn, 1967, screenprint in colors, 36 x 36 inches, edition of 250(1)	$10.00	$302,400.00	30,240	$50	11/23/2021	11/23/2021	7/8//2022	Closed
Series Sports #JORDANROOKIE	Michael Jordan, Fleer #57, 1986 (Rookie Card), PSA 10(1)	$10.00	$432,000.00	43,200	$500	11/23/2021	11/23/2021	9/30/2022	Closed

Series Sports #JAMESREFRACTOR	LeBron James, Topps Chrome Refractors #111, 2003-04 (Rookie Card), BGS 10(1)	$10.00	$146,880.00	14,688	$170	11/23/2021	11/23/2021	6/2/2022	Closed
Series Comics #BATMAN	Batman #1, DC, 1940, CGC 2.0	$10.00	$288,000.00	28,800	$500	2/4/2022	2/4/2022	6/28/2023	Closed
Series Wine #2012CRISTAL	Cristal 2012 (36 bottles)	$5.00	$11,950.00	2,390	$10	3/4/2022	3/4/2022	11/30/2022	Closed
Series Wine #2008DOMP	Dom Perignon 2008 (60 bottles)	$10.00	$19,040.00	1,904	$10	3/4/2022	3/4/2022	11/30/2022	Closed
Series Wine #2012DOMP	Dom Perignon 2012 (60 bottles)	$2.00	$14,720.00	7,360	$10	3/4/2022	3/4/2022	11/30/2022	Closed
Series Wine #2006DOMP	Dom Perignon 2006 (60 bottles)	$2.00	$16,230.00	8,115	$10	3/4/2022	3/4/2022	11/30/2022	Closed
Series Art #BANKSYLAUGH	Banksy, Laugh Now, 2003, Screen-print in colors on wove paper, 27.6 x 19.7 inches, Edition 50 of 150	$8.00	$155,400.00	19,425	$120	3/4/2022	3/4/2022	11/30/2022	Closed
Series Comics #SUPERMAN	Superman #1, DC, 1939, CGC 1.8	$5.00	$300,000.00	48,000/60,000	$100	3/14/2022	3/14/2022	*	Open
Series Watch #SCHWARZENEGGER	Audemars Piguet, Royal Oak Offshore Chronograph "Arnold Schwarzenegger" reference 26007BA.OO.D088CR.01 A 18k yellow gold automatic chronograph wristwatch with date, circa 2004	$5.00	$66,480.00	10,636/13,296	$5.00	4/8/2022	4/8/2022	*	Open
Series Watch #ROLEX 6265	Rolex 6265/0 3972587 silver sigma dial - box and original warranty paper. ca 1975	$8.00	$84,000.00	10,500	$8.00	4/8/2022	4/8/2022	11/30/2022	Closed
Series Watch #PEPSI	Rolex 16750 R414844, GMT, Pepsi, Steel ca 1987.	$2.00	$16,800.00	8,400	$2.00	4/8/2022	4/8/2022	11/30/2022	Closed
Series Art #PICASSO	Pablo Picasso, Femme assise, 1922, pen and ink on paper, 11.3 x 8.8 inches	$10.00	$258,630.00	20,690/25,863	$10.00	4/8/2022	4/8/2022	*	Open
Series Art #DALI	Salvador Dali, Cavaliers sur la plage (recto), Equisse d'un chevalier avec lance (verso), 1937, gouache, pen and brush, and India ink on light brown paper (recto), pen and India ink (verso), 30 7/8 x 22 7/8 inches	$10.00	$159,600.00	12,768/15,960	$10.00	6/8/2022	6/8/2022	*	Open
Series Comics #HULK181	Incredible Hulk #181, Marvel Comics, November 1974, CGC 9.8	$9.00	$100,800.00	8,960/11,200	$9.00	6/8/2022	6/8/2022	*	Open
Series Wine #CORTON CHARLEMAGNE 2015	Coche Dury; Corton Charlemagne 2015 (3 bottles)	$5.00	$21,600	4,320	$5.00	8/1/2022	8/1/2022	6.23.23	Closed
Series Wine #2020HAUT	Chateau Haut-Brion Premier Grande Cru Classe 1855, Pessac-Leognan 2020 (60 Bottles)	$10.00	$37,080.00	2,966/3,708	$100.00	8/1/2022	8/1/2022	*	Open
Series Wine #BORDEAUXCOLLECTION	495 bottles of wine from the region of Bordeaux.	$10.00	$58,800	5,880	$100	9/6/2022	9/6/2022	6/28/2023	Closed

*This series offering has not yet closed as of the date of this Supplement. The Company has determined to keep all series that are currently open, open for 18 months from the date the applicable Offering Statement for such series was qualified by the Commission.

(1)	The series will purchase the underlying asset from the Manager (StartEngine Assets) pursuant to a purchase agreement, a form of which is included as Exhibit 6.1 to this offering statement of which this Offering Circular forms a part, and as described further under “The Company’s Business – Asset Acquisition”).

(2)	For open offerings, each row states, with respect to the given offering, the minimum and maximum number of interests offered. For offering in which there was an initial closing, we also include the number of interests sold as of the date of this offering circular. For closed offerings, each row states the actual number of interests sold.

(3)	For each offering, each row states, with respect to the given offering, the date on which the offering was initially qualified by the Commission.

(4)	For each offering, each row states, with respect to the given offering, the date on which offers and sales for such offering commenced.